UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Register.com, Inc.
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    75914G101
                                    ---------
                                 (CUSIP Number)


                                Seymour Holtzman
                             c/o Jewelcor Companies
                            100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 March 11, 2004
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 75914G101
-------------------

1)  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Seymour Holtzman
 -------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                           (b) [x]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
                                  7)   SOLE VOTING POWER
NUMBER OF                              326,360
SHARES                          ------------------------------------------------
BENEFICIALLY                      8)   SHARED VOTING POWER
OWNED BY                               - 0 -
EACH                            ------------------------------------------------
REPORTING                         9)   SOLE DISPOSITIVE POWER
PERSON                                 326,360
WITH                            ------------------------------------------------
                                 10)   SHARED DISPOSITIVE POWER
                                       - 0 -
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    326,360
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.4%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101
-------------------

1)  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Evelyn Holtzman
 -------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                         (b) [x]
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS

   NA
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.
--------------------------------------------------------------------------------
                               7)    SOLE VOTING POWER
NUMBER OF                            - 0 -
SHARES                        --------------------------------------------------
BENEFICIALLY                   8)    SHARED VOTING POWER
OWNED BY                             - 0 -
EACH                          --------------------------------------------------
REPORTING                      9)    SOLE DISPOSITIVE POWER
PERSON                               - 0 -
WITH                          --------------------------------------------------
                              10)    SHARED DISPOSITIVE POWER
                                      - 0 -
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    - 0 -
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Jewelcor Management, Inc.                                        23-2331228
 -------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                           (b) [x]
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS

   WC
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Nevada
--------------------------------------------------------------------------------
                               7)    SOLE VOTING POWER
NUMBER OF                            326,360
SHARES                        --------------------------------------------------
BENEFICIALLY                   8)    SHARED VOTING POWER
OWNED BY                             - 0 -
EACH                          --------------------------------------------------
REPORTING                      9)    SOLE DISPOSITIVE POWER
PERSON                               326,360
WITH                          --------------------------------------------------
                              10)    SHARED DISPOSITIVE POWER
                                     - 0 -
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    326,360
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.4%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101
-------------------

1)  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    S.H. Holdings, Inc.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                        (b) [x]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    NA
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                                7)    SOLE VOTING POWER
NUMBER OF                             - 0 -
SHARES                        --------------------------------------------------
BENEFICIALLY                    8)    SHARED VOTING POWER
OWNED BY                              - 0 -
EACH                          --------------------------------------------------
REPORTING                       9)    SOLE DISPOSITIVE POWER
PERSON                                - 0 -
WITH                          --------------------------------------------------
                               10)    SHARED DISPOSITIVE POWER
                                      - 0 -
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    - 0 -
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101
-------------------

1)  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Jewelcor Inc.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                         (b) [x]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    NA
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Pennsylvania
--------------------------------------------------------------------------------
                                 7)    SOLE VOTING POWER
NUMBER OF                              - 0 -
SHARES                         -------------------------------------------------
BENEFICIALLY                     8)    SHARED VOTING POWER
OWNED BY                               - 0 -
EACH                           -------------------------------------------------
REPORTING                        9)    SOLE DISPOSITIVE POWER
PERSON                                 - 0 -
WITH                           -------------------------------------------------
                                10)    SHARED DISPOSITIVE POWER
                                       - 0 -
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    - 0 -
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

            Item 1. Security and Issuer. The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of Register.com, Inc. (the "Company"). The principal executive offices of the Company are located at 575 Eighth Avenue, 8th Floor, New York, NY 10018.

            Item 2.  Identity and Background.

            (a) - (c) This statement is being filed by Seymour Holtzman, Evelyn Holtzman, Jewelcor Management, Inc., S.H. Holdings, Inc. and Jewelcor Inc. (the "Reporting Entities").

      As of the date of this filing, the Reporting Entities are the beneficial owners of, in the aggregate, 326,360 shares of Common Stock, representing approximately 1.4% of the shares of Common Stock presently outstanding.

      Seymour Holtzman, Jewelcor Management, Inc. and certain third parties are signatories to an agreement with the Company dated June 9, 2003 (the "Agreement"). Such Agreement has been filed as Exhibit 10.42 to the Company's Form 8-K filed with the Securities and Exchange Commission on June 10, 2003 and is hereby incorporated by this reference.

      The Reporting Entities understand that certain stockholders, other than the Reporting Entities, which are subject to the Agreement now beneficially own, in the aggregate, more than 5% of the shares of Common Stock presently outstanding, and that such other stockholders have filed or contemplate filing a statement on Schedule 13D with respect to their ownership of Common Stock. This statement is filed by the Reporting Entities in the event that, by virtue of the Agreement, all of the persons subject to that Agreement might be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Entities disclaim membership in any such group. Reference is made to any separate statements that may be filed by other stockholders subject to the Agreement for information regarding such persons and their beneficial ownership of Common Stock.

      Jewelcor Management, Inc. is a Nevada corporation engaged in management and investment advisory services. The address of the principal offices of Jewelcor Management, Inc. is 100 N. Wilkes-Barre Blvd., Wilkes-Barre, PA 18702. The registered office of Jewelcor Management, Inc. is 500 North Rainbow, Suite 300, Las Vegas, NV 89107. Mr. Holtzman is an indirect controlling shareholder of Jewelcor Management, Inc. The officers and directors of Jewelcor Management, Inc. and their principal occupations and business addresses are set forth on
Schedule I and incorporated by reference in this Item 2. Jewelcor Management, Inc. is a wholly owned subsidiary of Jewelcor Inc.

      Jewelcor, Inc. is a Pennsylvania corporation engaged in the rental of commercial real estate. The address of the principal offices of Jewelcor, Inc. is 100 N. Wilkes-Barre Blvd., Wilkes-Barre, PA 18702. Mr. Holtzman is an indirect controlling shareholder of Jewelcor, Inc. The officers and directors of Jewelcor, Inc. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this
Item 2.  Jewelcor, Inc. is a wholly owned subsidiary of S.H. Holdings, Inc.

      S.H. Holdings, Inc. is a Delaware corporation formed as a holding company. The address of the principal offices of S.H. Holdings, Inc. is 100 N. Wilkes-Barre Blvd., Wilkes-Barre, PA 18702. Seymour Holtzman and Evelyn Holtzman, his wife, own, as tenants by the entirety, a controlling interest of S.H. Holdings, Inc. The officers and directors of S.H. Holdings, Inc. and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2.

      The principal office for Seymour and Evelyn Holtzman is located at 100 N. Wilkes-Barre Blvd., Wilkes-Barre, PA 18702.

            (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Each natural person identified in Item 2 is a citizen of the United States.

            Item 3. Source and Amount of Funds or Other Consideration.

      The aggregate purchase price of the Common Stock covered by this statement is $1,690,353, including brokerage fees and commissions. The purchases of the Common Stock were effected in margin accounts carried by Bear Stearns Securities Corp. and Spear, Leeds & Kellogg. This extension of credit was extended in the ordinary course of business. Schedule IV, attached hereto, details purchases made by the Reporting Entities within the last 60 days.

            Item 4. Purpose of Transaction.

      Jewelcor Management, Inc. and certain other stockholders of the Company filed a Schedule 14A with the Securities and Exchange Commission on January 28, 2003 stating, among other things, that certain of them had nominated directors and submitted certain other proposals for consideration at the Company's 2003 annual meeting of stockholders. At the time of the filing of the Schedule 14A, such stockholders beneficially owned, in the aggregate, less than 5% of the outstanding shares of Common Stock.

      Thereafter, such stockholders, certain other parties and the Company executed the Agreement (as defined above) which provided for, among other things, the nomination of a candidate for election to the Company's Board of Directors, the distribution by the Company of cash to holders of Common Stock and the taking of certain other actions, and restrictions with respect to certain actions relating to the Company by the signatories and their respective affiliates during a "Standstill Period", as defined in the Agreement.

      The Reporting Entities expressly disclaim membership in any group within the meaning of Section 13(d) of the Exchange Act and expressly disclaim any beneficial ownership of Common Stock held by any other stockholders or any other person, except that Mr. Holtzman acknowledges beneficial ownership of the Common Stock owned by Jewelcor Management, Inc.

      The securities covered by this Schedule 13D are currently held for the purpose of investment. Subject to the provisions of the Agreement, the Reporting Entities filing this Schedule 13D may decide, jointly or individually, to purchase additional shares of the Common Stock or other securities of the Company. In addition the Reporting Entities, jointly or individually, may dispose of any or all securities of the Company in any manner permitted by applicable securities laws.

            Item 5. Interest in Securities of the Issuer.

      (a) - (b) As of the date hereof, Seymour Holtzman beneficially owns an aggregate of 326,360 shares of Common Stock, representing approximately 1.4% of the outstanding shares of Common Stock based upon the 23,541,322 shares of Common Stock reported by the Company to be issued and outstanding as of March 8, 2004 in its Form 10-K filed with the Securities and Exchange Commission on March 12, 2004 (the "Issued and Outstanding Shares"). Mr. Holtzman has sole voting and dispositive power over the shares of Common Stock he beneficially owns, which are also reported as beneficially owned by Jewelcor Management, Inc.

      As of the date hereof, Jewelcor Management, Inc. beneficially owns an aggregate of 326,360 shares of Common Stock, representing approximately 1.4% of the outstanding shares of Common Stock based upon the Issued and Outstanding Shares. Jewelcor Management, Inc. has sole voting and dispositive power over the shares of Common Stock it beneficially owns, which are also reported as beneficially owned by Mr. Holtzman.

      (c) Except as set forth above or in the attached Schedule IV, no person identified in Item 2 hereof has effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

      (d) Not applicable.

      (e) Not applicable.

            Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      See Item 4.

            Item 7. Material to be Filed as Exhibits.

      1 Agreement of Joint Filing among Seymour Holtzman, Evelyn Holtzman, Jewelcor Management, Inc., S.H. Holdings, Inc. and Jewelcor, Inc. dated March 22, 2004.

      2 Agreement among Register.com, Inc., Jewelcor Management, Inc. and certain other parties dated June 9, 2003 (Incorporated by reference to Exhibit 10.42 to Form 8-K filed by Register.com, Inc. on June 10, 2003).

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 22, 2004

                                       /s/ Seymour Holtzman
                                       ----------------------------
                                       Seymour Holtzman

                                       /s/ Evelyn Holtzman
                                       ----------------------------
                                       Evelyn Holtzman


                                       JEWELCOR MANAGEMENT, INC.


                                       By  /s/ Seymour Holtzman
                                         --------------------------
                                       Name:  Seymour Holtzman
                                       Title: Chairman and Chief Executive
                                              Officer


                                       S.H. HOLDINGS, INC.


                                       By /s/ Seymour Holtzman
                                         ---------------------------
                                       Name:  Seymour Holtzman
                                       Title: Chairman and Chief Executive
                                              Officer

                                       JEWELCOR, INC.


                                       By /s/ Seymour Holtzman
                                         ---------------------------
                                       Name:  Seymour Holtzman
                                       Title: Chairman and Chief Executive
                                              Officer

                                   SCHEDULE I

               Directors and Officers of Jewelcor Management, Inc.


Name and Position                  Principal Occupation          Principal Business Address
-----------------                  --------------------          --------------------------

Seymour Holtzman,                  Chairman and Chief            100 North Wilkes-Barre Blvd.
Chairman                           Executive Officer,            Wilkes-Barre, Pennsylvania 18702
                                   Jewelcor Management, Inc.

Richard Huffsmith, Vice            Vice President/General        100 North Wilkes-Barre Blvd.
President/General Counsel          Counsel                       Wilkes-Barre, Pennsylvania 18702

Joseph Litchman,                   Director                      100 North Wilkes-Barre Blvd.
Director                                                         Wilkes-Barre, Pennsylvania 18702

Maria Sciandra,                    Corporate Secretary,          100 North Wilkes-Barre Blvd.
Corporate Secretary,               Treasurer, Director           Wilkes-Barre, Pennsylvania 18702
Treasurer, Director


                                  SCHEDULE II

                    Directors and Officers of Jewelcor, Inc.

Name and Position                Principal Occupation             Principal Business Address
----------------                 --------------------             --------------------------

Seymour Holtzman,                Chairman and Chief               100 North Wilkes-Barre Blvd.
Chairman                         Executive Officer,               Wilkes-Barre, Pennsylvania 18702
                                 Jewelcor Management, Inc.

Richard Huffsmith, Vice          Vice President/General           100 North Wilkes-Barre Blvd.
President/General Counsel        Counsel                          Wilkes-Barre, Pennsylvania 18702

Joseph Litchman,                 Treasurer, Director              100 North Wilkes-Barre Blvd.
Treasurer, Director                                               Wilkes-Barre, Pennsylvania 18702

Maria Sciandra,                  Corporate Secretary,             100 North Wilkes-Barre Blvd.
Corporate Secretary,             Director                         Wilkes-Barre, Pennsylvania 18702
Director


                                  SCHEDULE III

                  Directors and Officers of S.H. Holdings, Inc.

Name and Position                Principal Occupation             Principal Business Address
-----------------                --------------------             --------------------------

Seymour Holtzman,                Chairman and Chief               100 North Wilkes-Barre Blvd.
Chairman                         Executive Officer,               Wilkes-Barre, Pennsylvania 18702
                                 Jewelcor Management, Inc.

Richard Huffsmith, Vice          Vice President/General           100 North Wilkes-Barre Blvd.
President/General Counsel        Counsel                          Wilkes-Barre, Pennsylvania 18702

Joseph Litchman,                 Treasurer, Director              100 North Wilkes-Barre Blvd.
Treasurer, Director                                               Wilkes-Barre, Pennsylvania 18702

Maria Sciandra,                  Corporate Secretary,             100 North Wilkes-Barre Blvd.
Corporate Secretary,             Director                         Wilkes-Barre, Pennsylvania 18702
Director

                                   SCHEDULE IV

Shares purchased by Jewelcor Management, Inc.

Date           Number of Shares        Price Per Share         Cost(1)
----           ----------------        ---------------         -------
2/5/04              3,600                   $5.39              $19,419
2/6/04             14,000                   $5.51              $77,086



-----------------
1 Includes commissions and other execution-related costs.

EXHIBIT 1

                            Agreement of Joint Filing

            Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.


            IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:  March 22, 2004


                                       /s/ Seymour Holtzman
                                       ----------------------------
                                       Seymour Holtzman

                                       /s/ Evelyn Holtzman
                                       ----------------------------
                                       Evelyn Holtzman


                                       JEWELCOR MANAGEMENT, INC.


                                       By /s/ Seymour Holtzman
                                         --------------------------
                                       Name:  Seymour Holtzman
                                       Title: Chairman and Chief Executive
                                              Officer


                                       S.H. HOLDINGS, INC.


                                       By /s/ Seymour Holtzman
                                         --------------------------
                                       Name:  Seymour Holtzman
                                       Title: Chairman and Chief Executive
                                              Officer

                                       JEWELCOR, INC.


                                       By /s/ Seymour Holtzman
                                         --------------------------
                                       Name:  Seymour Holtzman
                                       Title: Chairman and Chief Executive
                                              Officer